EXHIBIT 99.10





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[GRAPHIC OMITTED]






NEW POLICY ANNOUNCEMENTS

Conference call script
September 2004
















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September 2004              New Policy Announcements          Investor Relations
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1.          FORWARD-LOOKING STATEMENT - READ BY BELINDA WILLIAMS, IRO

            All statements made on this conference call, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and our other filings with the SEC, available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.


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2004/09/16 02:29 PM                                                       Page 2


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2.          OVERVIEW - SIZWE NXASANA, CEO

            Thank-you Deutsche Bank and Max Koep for facilitating this conference call and giving us the opportunity to discuss the latest policy announcements made by Minister Matsepe-Cassaburri on 2 September. On this call I will briefly highlight the key issues that will impact the group and why we believe we are well positioned to compete. I will also highlight the regulatory areas that still require clarity to facilitate these policy decisions. Shawn McKenzie, our Chief Operating Officer, will explain the impact on our fixed-line operations and the tactics we will deploy. We will be joined in the Q&A by Gabriele Celli, our Executive for Regulations.

            The policy announcements in terms of deregulating the market were earlier than our revised expectations based on the delays in the SNO licensing process and historical policy pronouncements by representatives of Government. However, the substance of the policy decisions is in line with our original expectations and we welcome the certainty around the introduction of competition. The Minister stated that the rationale for the Minister accelerating the introduction of competition in certain segments is to stimulate growth in the ICT sector and reduce the cost of telecommunications.

            In summary the new policy announcements address 5 key areas;

               o  The self provision of facilities by the mobile operators;

               o The expansion of licensing for the provision of payphone services;

               o  The carrying of voice by VANS;

               o Telkom will no longer be the sole provider of facilities to VANS; and

               o  The resale of Private Telecommunication Network facilities.





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            We believe that these policy announcements have given rise to several regulatory uncertainties that will require clarification prior to February 2005;

               o The extent of self provision allowed by the mobile operators and their ability to resell spare capacity;

               o  Whether VANS are permitted to self provide;

               o Whether VANS are permitted to interconnect with PSTS and mobile operators;

               o  Whether Telkom will still be subject to tariff regulations;
                  and

               o Whether cost based pricing will be applicable in a competitive market place.

            We will actively engage with the Ministry and Regulator to better define the future regulatory environment. The Minister has stated her intention to make further announcements in October 2004 relating to service-based competition, the Convergence Bill and the ICT BEE charter. We hope that the Convergence Bill to create clarity on the future licensing regime and address the convergence issues between fixed and mobile and telecommunications and broadcasting services. In terms of the BEE charter, the task team has planned to complete the final draft by the end of September and we expect the Minister to communicate the ICT BEE charter. On the issue of service based licences, our understanding is that VANS cannot provide voice services to the general public and therefore in accordance with
            Section 32a of the Telecommunications Act the Minister may announce her intentions relating to the further licensing of PSTS licences, including at least one service based licence.

            While there are several network access issues to be resolved, we believe the Telecommunications Act does not allow for unbundling of the local loop for at least 2 years from the date the SNO is licensed.




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            Our initial assessment of the impact on Telkom is based on our interpretation of the announcement and the likely competitive landscape.

            Competition has been accelerated; we will now potentially face the entrance of the SNO together with VOIP operators and PSTS service based competition. While there are more than 200 VAN licencees in South Africa, we expect the same handful of competitors that we compete with in the value-added data market to now compete with us for certain voice revenue streams in the corporate and business segments.

            Similar to the risk Telkom expects to face from the SNO, we see this additional competition applying pressure on data and selected voice revenue streams; and in line with our planning for the SNO, we expect downward pricing pressure on certain business areas. However, we do not believe that this accelerated competition is substantially worse than what we originally planned for. We will accelerate our marketing tactics in the areas of international outgoing and incoming, long distance and data leased lines to ensure we can aggressively compete in these business areas.

            We believe that Telkom is in a strong position to address these issues because:

               o We have prepared for competition, we have a highly sophisticated network with high quality of service;

               o  We now have greater certainty regarding competition;

               o We have planned strategies to address this form of competition which now will be implemented;

               o We will continue to pursue our strategy "carrier-of-carriers" and provide premium services to our new competitors and leverage spare capacity;

               o We have a VAN licence and can therefore offer direct competing services;


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               o  We have the ability to continue to adapt our business and expect to have less opposition to employee reductions in a competitive market place;

               o And most importantly I am excited about the high level of energy and confidence I have seen in the management and employees since the announcement.


            I will now hand you over to Shawn McKenzie who will highlight the impact on our fixed-line business.








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2004/09/16 02:29 PM                                                       Page 6


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3.          BUSINESS IMPACT AND TACTICS - SHAWN MCKENZIE, COO

            Before I take a look at where the new competition is going to impact our revenue streams, it is important to understand the Telkom network. Telkom's network has global reach. It is well designed and managed and is fully enabled for voice and data. It is well advanced to deploy key technologies to address competitive market requirements such as softswitches and Wimax. Our network is proactively managed from the NOCC and has an extremely high level of protection and fault tolerance. We have an extensive IP national and international network already in place and are using VOIP for international traffic.

            We plan to accelerate the evolution spend in our network where we anticipate a high level of competition. At this stage we think it would be premature to change our guidance on capital spend of 12-15% of revenue. However, I would like to state that we should realise good savings on our current year fixed-line capex budget of R4.5 billion as a result of the currency and delays in regulatory capex that we can move forward to next years capex budget.

            In the context of understanding the quality of the Telkom network and our ability to accelerate our IP plans, I would like to explain how some of the key revenue streams could be impacted, starting with our data revenue stream.

            Approximately 40% of our data revenue stream, or R2 billion, is wholesale revenues to mobile and VAN providers, therefore I would like to start off by addressing the risk of self-provision and the purchase of facilities from other providers. The facilities we lease to mobile operators represent 3% of our fixed-line revenues, R909 million. We already have a competitive wholesale pricing model in place, with volume and term deals and service level agreements. In the future when mobile operators are faced with the "build/buy" decision, we believe our reliability, uptime and proactive management from the NNOC will make the "buy" decision more compelling, especially for mission-critical areas of their networks.

            In the VAN segment, we will need to price more competitively to ensure we retain them as customers. The pricing pressure we expect on VAN leased line services will be offset to some degree by increased volumes.




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            The remaining 60% of our data revenue stream is already subject to high levels of competition and we expect to continue to compete based on technological capability, price and service levels.

            In our voice revenue stream, international outgoing which represents 4% of total fixed-line revenues, faces the highest threat from VOIP players. The barriers to entry are low and the margins are high. Many corporates today are already using VOIP and corporates represent a disproportionately lower portion of our international outgoing revenues. We expect pressure in the business segment and as originally anticipated we expect pressure on the residential market from PSTS licencees. Telkom will seek to anticipate the likely competitive routes and will move aggressively to bundle international voice minutes with subscriptions and effectively lower prices.

            We are likely to face some additional pressures on our long-distance traffic revenues from corporate and business accounts that are willing to invest in Voice-over-IP technology to allow them to carry domestic long distance voice over their networks. For intra-corporate communications over the VPN community it will require significant investment to facilitate complex IP dynamic addressing. While we do not expect VANS to have the ability to offer public telephone services based on our interpretation of legislation, in accordance with our original business planning we expect PSTS licencees to focus on national long distance. To combat this additional pressure on revenues, we will continue to drive our value-added managed network solutions into top corporates to ensure we increase our market share on VANS. We will also ensure our pricing is competitive and will accelerate our bundled packaging strategies.

            On fixed-to-mobile revenues we will continue to face the downward pressures on our revenues from corporate direct connect. It is our understanding that mobile operators will not have the ability to directly connect using their own facilities. There is also little arbitrage opportunity for other operators as mobile operators are required to charge all operators the same interconnection rate.

            The Minister's decision to accelerate competition does not result in Telkom having to scramble to devise new strategies as we had planned for this form of competition in the future. We will merely


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            need to accelerate some of our marketing tactics and capex and where the revenue loss is greater than originally forecast we have the ability to scale back our business. While only 25-30% of our operating costs are directly variable, we view our employee costs as semi-variable and we will seek to accelerate employee reductions where we have to scale back the business to aim to improve our EBITDA margin guidance in the short to medium term.

            I will now hand over to Sizwe to conclude.

4.          CONCLUSION - SIZWE NXASANA

            I would like to conclude by saying that we are pleased with the greater certainty on the competitive landscape and we believe that while Government has accelerated certain areas, we have productively used our exclusivity period to prepare us for competition in all respects - employee mindset, network quality and service levels.

            We do not believe that the policy decisions will have a substantially different impact on our original business planning, except that in certain areas we may see competitors being operational earlier then anticipated.

            It would be premature to alter the guidance we have given the market on EBITDA margin expansion and capex until we have greater clarity on the extent of additional PSTS service based licences and regulations. However we are confident that we understand the issues and the likely impact of competition, we are well positioned to compete in the areas where we will face additional pressures and there is renewed energy across the company as the anticipation fatigue falls away.

            I will now hand over to Max Koep to facilitate the questions.



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